Kimberly-Clark de México, S.A. de C.V.

RECEIVED
2007 MAY 22 A 9:49
CORPORATE FINANCE

Securities and Exchange Commissi
Office of International Corporate F
Stop 3-2
450 5th. Street NW
Washington DC 20549
Facsimile # (202) 942 9624

07024029

Reference: ADR Issuer registered under file # -82-3308
(Ticker: KCDMY)

SUPPL

RECEIVED
2007 JUN -1 A 9:49

Dear Sirs:

Attached please find Kimberly Clark de México S.A. de C.V.'s first quarter 2007 filing to the Mexican Bolsa.
The attached is based on being added under file 82-3308, to the list of foreign private issuers
that claim exemption pursuant to rule 12g-3(2)b under the Securities Act of 1934.

Regards,
Kimberly-Clark de México S.A. de C.V.

PROCESSED
JUN 07 2007
THOMSON
FINANCIAL

JORGE LARA FLORES
Director of Finance

cc.
File ADR's.
Yxa Bazán (212) 648-5576

dlw 6/5

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER QUARTER: 1 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

BALANCE SHEETS

AT MARCH 31 OF 2007 AND 2006 CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	22,712,334	100	26,230,896	100
s02	CURRENT ASSETS	8,580,102	38	9,135,030	35
s03	CASH AND SHORT-TERM INVESTMENTS	2,513,027	11	2,040,645	8
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	3,665,804	16	3,500,259	13
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	686,154	3	304,747	1
s06	INVENTORIES	1,679,617	7	1,309,963	5
s07	OTHER CURRENT ASSETS	35,500	0	1,979,416	8
s08	LONG-TERM	573,219	3	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	573,219	3	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	13,559,013	60	13,451,422	51
s13	LAND AND BUILDINGS	4,247,601	19	4,235,485	16
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	22,624,451	100	21,982,443	84
s15	OTHER EQUIPMENT	63,371	0	50,300	0
s16	ACCUMULATED DEPRECIATION	14,187,072	62	13,190,928	50
s17	CONSTRUCTION IN PROGRESS	810,662	4	374,122	1
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	0	0	0	0
s19	OTHER ASSETS	0	0	3,644,444	14
s20	TOTAL LIABILITIES	15,459,004	100	15,872,401	100
s21	CURRENT LIABILITIES	8,532,686	55	7,951,308	50
s22	SUPPLIERS	2,387,793	15	1,540,911	10
s23	BANK LOANS	99,143	1	101,725	1
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	511,527	3	108,543	1
s26	OTHER CURRENT LIABILITIES	5,534,223	36	6,200,129	39
s27	LONG-TERM LIABILITIES	5,009,250	32	5,273,463	33
s28	BANK LOANS	3,009,250	19	3,189,326	20
s29	STOCK MARKET LOANS	2,000,000	13	2,084,137	13
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	1,917,068	12	2,647,630	17
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	7,253,330	100	10,358,495	100
s34	MINORITY INTEREST	0	0	0	0
s35	MAJORITY INTEREST	7,253,330	100	10,358,495	100
s36	CONTRIBUTED CAPITAL	4,277,721	59	4,376,529	42
s79	CAPITAL STOCK	4,277,721	59	4,376,529	42
s39	PREMIUM ON ISSUANCE OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	2,975,609	41	5,981,966	58
s42	RETAINED EARNINGS AND CAPITAL RESERVES	3,105,036	43	6,119,064	59
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(129,427)	(2)	(137,098)	(1)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER QUARTER: 1 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	2,513,027	100	2,040,645	100
s46	CASH	155,319	6	257,695	13
s47	SHORT-TERM INVESTMENTS	2,357,708	94	1,782,950	87
s07	OTHER CURRENT ASSETS	35,500	100	1,979,416	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	35,500	100	1,979,416	100
s83	OTHER	0	0	0	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	0	0	0	0
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	0	0	3,644,444	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	3,644,444	100
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	8,532,686	100	7,951,308	100
s52	FOREIGN CURRENCY LIABILITIES	1,655,135	19	1,526,780	19
s53	MEXICAN PESOS LIABILITIES	6,877,551	81	6,424,528	81
s26	OTHER CURRENT LIABILITIES	5,534,223	100	6,200,129	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	438,132	7
s89	INTEREST LIABILITIES	100,706	2	105,364	2
s68	PROVISIONS	1,816,563	33	1,699,056	27
s90	DISCONTINUED OPERATIONS	649,895	12	1,148,843	19
s58	OTHER CURRENT LIABILITIES	2,967,059	54	2,808,734	45
s27	LONG-TERM LIABILITIES	5,009,250	100	5,273,463	100
s59	FOREIGN CURRENCY LIABILITIES	3,009,250	60	3,189,326	60
s60	MEXICAN PESOS LIABILITIES	2,000,000	40	2,084,137	40
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	1,917,068	100	2,647,630	100
s66	DEFERRED TAXES	1,917,068	100	1,944,292	73
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	703,338	27
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	4,277,721	100	4,376,529	100
s37	CAPITAL STOCK (NOMINAL)	9,332	0	9,478	0
s38	RESTATEMENT OF CAPITAL STOCK	4,268,389	100	4,367,051	100

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 1 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	3,105,036	100	6,119,064	100
s93	LEGAL RESERVE	628,746	20	628,746	10
s43	RESERVE FOR REPURCHASE OF SHARES	737,318	24	1,405,895	23
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	797,853	26	3,297,510	54
s45	NET INCOME FOR THE YEAR	941,119	30	786,913	13
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(129,427)	100	(137,098)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(129,427)	100	(137,098)	100
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER | QUARTER: 1 | YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s57	OTHER CURRENT LIABILITIES WITH COST	0	0
s63	OTHER LOANS WITH COST	0	0
s72	WORKING CAPITAL	47,416	1,183,722
s73	PENSIONS AND SENIORITY PREMIUMS	427,677	442,034
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	2,292	2,987
s76	WORKERS (*)	4,139	5,817
s77	OUTSTANDING SHARES (*)	1,138,256,615	1,156,096,515
s78	REPURCHASED SHARES (*)	18,747,600	8,147,300
s101	RESTRICTED CASH	0	368,396
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER | QUARTER: 1 | YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	5,208,504	100	4,912,022	100
r02	COST OF SALES	2,996,671	58	2,815,996	57
r03	GROSS PROFIT	2,211,833	42	2,096,026	43
r04	OPERATING EXPENSES	789,057	15	776,399	16
r05	OPERATING INCOME	1,422,776	27	1,319,627	27
r06	INTEGRAL FINANCING COST	38,184	1	235,647	5
r07	INCOME AFTER INTEGRAL FINANCING COST	1,384,592	27	1,083,980	22
r08	OTHER EXPENSE AND INCOME (NET)	(1,768)	0	(2,406)	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	1,386,360	27	1,086,386	22
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	445,241	9	336,824	7
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	941,119	18	749,562	15
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	941,119	18	749,562	15
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	(37,351)	(1)
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	941,119	18	786,913	16
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	941,119	18	786,913	16
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	NET INCOME OF MAJORITY INTEREST	941,119	18	786,913	16

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 1 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	5,208,504	100	4,912,022	100
r21	DOMESTIC	4,903,284	94	4,652,817	95
r22	FOREIGN	305,220	6	259,205	5
r23	TRANSLATED INTO DOLLARS (***)	27,527	1	23,343	0
r06	INTEGRAL FINANCING COST	38,184	100	235,647	100
r24	INTEREST EXPENSE	115,843	303	119,451	51
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	50,003	131	20,069	9
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	13,336	35	174,279	74
r28	RESULT FROM MONETARY POSITION	(40,992)	(107)	(38,014)	(16)
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	445,241	100	336,824	100
r32	INCOME TAX	310,704	70	231,986	69
r33	DEFERRED INCOME TAX	0	0	0	0
r34	EMPLOYEES' PROFIT SHARING EXPENSES	134,537	30	104,838	31
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER | QUARTER: 1 | YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	8,180,012	7,679,722
r37	TAX RESULT FOR THE YEAR	1,332,333	1,247,134
r38	NET SALES (**)	20,584,928	19,285,227
r39	OPERATING INCOME (**)	5,908,104	5,295,320
r40	NET INCOME OF MAJORITY INTEREST (**)	3,723,739	3,143,151
r41	NET CONSOLIDATED INCOME (**)	3,723,739	3,143,151
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	261,328	258,781

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER | QUARTER: 1 | YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	5,208,504	100	4,912,022	100
rt02	COST OF SALES	2,996,671	58	2,815,996	57
rt03	GROSS PROFIT	2,211,833	42	2,096,026	43
rt04	OPERATING EXPENSES	789,057	15	776,399	16
rt05	OPERATING INCOME	1,422,776	27	1,319,627	27
rt06	INTEGRAL FINANCING COST	38,184	1	235,647	5
rt07	INCOME AFTER INTEGRAL FINANCING COST	1,384,592	27	1,083,980	22
rt08	OTHER EXPENSE AND INCOME (NET)	(1,768)	0	(2,406)	0
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	1,386,360	27	1,086,386	22
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	445,241	9	336,824	7
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	941,119	18	749,562	15
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	941,119	18	749,562	15
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	(37,351)	(1)
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	941,119	18	786,913	16
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	941,119	18	786,913	16
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	NET INCOME OF MAJORITY INTEREST	941,119	18	786,913	16

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER QUARTER: 1 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	5,208,504	100	4,912,022	100
rt21	DOMESTIC	4,903,284	94	4,652,817	95
rt22	FOREIGN	305,220	6	259,205	5
rt23	TRANSLATED INTO DOLLARS (***)	27,527	1	23,343	0
rt06	INTEGRAL FINANCING COST	38,184	100	235,647	100
rt24	INTEREST EXPENSE	115,843	303	119,451	51
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	50,003	131	20,069	9
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	13,336	35	174,279	74
rt28	RESULT FROM MONETARY POSITION	(40,992)	(107)	(38,014)	(16)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	445,241	100	336,824	100
rt32	INCOME TAX	310,704	70	231,986	69
rt33	DEFERRED INCOME TAX	0	0	0	0
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	134,537	30	104,838	31
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 1 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	261,328	258,781

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER QUARTER: 1 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO MARCH 31 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	CONSOLIDATED NET INCOME	941,119	786,913
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	261,328	221,430
c03	RESOURCES FROM NET INCOME FOR THE YEAR	1,202,447	1,008,343
c04	RESOURCES PROVIDED OR USED IN OPERATION	409,612	(398,570)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	1,612,059	609,773
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(582,587)	(547,083)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(79,419)	(52,584)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(662,006)	(599,667)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(231,760)	135,339
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	718,293	145,445
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,794,734	1,895,200
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	2,513,027	2,040,645

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 1 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	261,328	221,430
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	261,328	258,781
c41	+ (-) OTHER ITEMS	0	(37,351)
c04	RESOURCES PROVIDED OR USED IN OPERATION	409,612	(398,570)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	135,541	231,435
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(121,762)	(9,933)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	357,419	0
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(297,192)	(795,519)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	335,606	175,447
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(582,587)	(547,083)
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	(11,841)	(2,202)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	(570,746)	(544,881)
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(79,419)	(52,584)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(79,224)	(33,853)
c31	(-) DIVIDENDS PAID	(195)	(18,731)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(231,760)	135,339
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(274,628)	(111,795)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	42,868	247,134

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 1 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	3.24		$	2.71	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	3.32		$	2.46	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	6.37		$	8.96	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		7.85	times		4.34	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		15.43	times		14.35	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER QUARTER: 1 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REFP	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	18.06	%	16.02	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	51.33	%	30.34	%
p03	NET INCOME TO TOTAL ASSETS (**)	16.39	%	11.98	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	4.35	%	4.83	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.90	times	0.73	times
p07	NET SALES TO FIXED ASSETS (**)	1.51	times	1.43	times
p08	INVENTORIES TURNOVER (**)	7.40	times	8.60	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	55.08	days	55.76	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.87	%	8.95	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	68.06	%	60.51	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	2.13	times	1.53	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	30.17	%	29.71	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	36.94	%	39.20	%
p15	OPERATING INCOME TO INTEREST PAID	12.28	times	11.04	times
p16	NET SALES TO TOTAL LIABILITIES (**)	1.33	times	1.21	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.00	times	1.14	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.80	times	0.98	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.55	times	0.57	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	29.45	%	25.66	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	23.08	%	20.52	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	7.86	%	(8.11)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	13.91	times	5.10	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	88.00	%	91.23	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	11.99	%	8.76	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	118.49	%	(82.60)	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

Puntos sobresalientes:

- Por decimonoveno trimestre consecutivo crecimiento en Ventas Netas.
- Por duodécimo trimestre consecutivo crecimiento en Utilidad de Operación.
- Margen de Utilidad de Operación de 27.3 porciento. 40 puntos básicos por encima del año pasado.
- ROIC de 25.4 porciento superior a 18.7 porciento del año anterior en donde el negocio desincorporado era parte de KCM.
- Efectivo al cierre del trimestre mayor a 2.5 billones de pesos.

Resultados de Operación (1)
(Millones de Pesos)

	Primer Trimestre Terminado el 31 de Marzo de		
	2007	2006	% CAMBIO
VENTAS NETAS	$ 5,209	$ 4,912	6
UTILIDAD ANTES DE PTU Y RIF	1,423	1,320	8
RESULTADO INTEGRAL DE FINANCIAMIENTO Y PTU	171	338	N/A
UTILIDAD NETA POR OPERACIONES CONTINUAS	941	750	26
OPERACIONES DISCONTINUADAS		37	(100)
UTILIDAD NETA	941	787	20
UTILIDAD POR ACCION OPERACIONES CONTINUAS (Pesos)	0.83	0.65	28
EBITDA	1,684	1,579	7

Las Ventas Netas en el trimestre crecieron 6 porciento en relación al mismo período del año anterior. El crecimiento se debió principalmente al buen desempeño del negocio de productos al consumidor, que creció 6 porciento en términos reales, 4 porciento debido a mayor volumen y 2 porciento por mejorar precio y mezcla.

El negocio de productos al consumidor, con ventas equivalentes al 90 porciento del total de la Compañía, continuó con la tendencia positiva en cuanto a crecimiento en ventas y en utilidad de operación iniciada hace ya varios años como resultado de la estrategia de participar más activamente en todos los segmentos del mercado. En productos profesionales hubo un decremento en ventas de 9 porciento mientras que las ventas de exportación crecieron 18 porciento.

La presión sobre los costos continúa y seguimos resintiendo incrementos en los principales insumos: fibras para reciclar y celulosas así como en electricidad y en algunos productos derivados del petróleo. A pesar de ello la Utilidad antes de Participación de Utilidades y de Resultado Integral de Financiamiento creció más que el crecimiento en Ventas Netas. Esto fue posible debido a una mejor mezcla de productos vendidos y a la mayor eficiencia operativa con la que han funcionado las plantas, así como el resultado de los continuos programas de reducción de costos implantados en todas las áreas de la empresa, lo cual se reflejó en un margen de utilidad antes de PTU y RIF de 27.3 porciento, 40 puntos base mayor que el año anterior.

La Utilidad Neta por operaciones continuas fue 26 porciento mayor que el año pasado y superior al crecimiento en la Utilidad antes de PTU y RIF. Lo anterior se debió principalmente a que durante el trimestre ya no resentimos los efectos de la apreciación del tipo de cambio sobre una posición larga en instrumentos financieros lo que motivo, que el resultado integral de financiamiento fuera menor al año anterior.

La calidad de las utilidades de la empresa se refleja en una sólida posición financiera y en una importante generación de efectivo.

Generamos EBITDA por cerca de $1,700 millones de pesos, 7 porciento arriba del año anterior, reduciendo los días de cuentas por cobrar.

Todo esto dio como resultado que al 31 de marzo de 2007 terminamos con efectivo por $2,513 millones de pesos después de haber invertido $1,785 millones de pesos ($1,018 en activos fijos o CAPEX y $767 en la recompra de acciones propias) y de haber pagado un dividendo normal a nuestros accionistas por $2,790 millones de pesos y uno extraordinario por la cantidad de $2,986 millones de pesos, en los últimos doce meses.

(1) Con motivo de la desincorporación llevada a cabo el 27 de Octubre de 2006 de los negocios de Papel para Escritura e Impresión y de Cuadernos y de conformidad con los lineamientos establecidos en las Normas de Información Financiera en México, la información financiera que se presenta incluye el detalle de las operaciones del Negocio de Productos al Consumidor, Productos Institucionales y Exportación, que son las operaciones continuas y en 2006 como un renglón por separado llamado Operaciones Discontinuadas se presenta el resumen de los resultados del negocio que se desincorporó y finalmente la Utilidad Neta correspondiente a toda la empresa.

KIMBERLY-CLARK DE MEXICO, S.A.B. DE C.V. (ANTES KIMBERLY-CLARK DE MEXICO, S.A.DE C.V.) Y SUBSIDIARIAS (LA COMPAÑIA) SE DEDICA A LA MANUFACTURA Y COMERCIALIZACION DE PRODUCTOS DESECHABLES PARA EL CONSUMIDOR DE USO DIARIO DENTRO Y FUERA DEL HOGAR, COMO SON: PAÑALES Y PRODUCTOS PARA BEBÉ, TOALLAS FEMENINAS, PRODUCTOS PARA INCONTINENCIA, PAPEL HIGIÉNICO, SERVILLETAS, PAÑUELOS, TOALLAS PARA MANOS Y COCINA, TOALLITAS HÚMEDAS Y PRODUCTOS PARA EL CUIDADO DE LA SALUD. ENTRE SUS PRINCIPALES MARCAS SE ENCUENTRAN: HUGGIES, KLEENBEBE, KLEENEX, KIMLARK, PETALO, COTTONELLE, DEPEND Y KOTEX.

BASES DE PRESENTACION DE ESTADOS FINANCIEROS

CONSOLIDACION - LOS ESTADOS FINANCIEROS CONSOLIDADOS INCLUYEN LAS CIFRAS DE KIMBERLY-CLARK DE MEXICO, S.A.B. DE C.V. Y DE LAS SIGUIENTES SUBSIDIARIAS, DE LAS CUALES POSEE LA TOTALIDAD DE LAS ACCIONES:

- CRISOBA INDUSTRIAL, S.A. DE C.V. PROPORCIONA SERVICIOS DE MAQUILA A KIMBERLY-CLARK DE MEXICO, S.A.B. DE C.V.
- PAPER PRODUCTS TRADE CORPORATION. EMPRESA COMERCIALIZADORA ESTABLECIDA EN EL EXTERIOR PARA PROMOVER LAS EXPORTACIONES DE LOS PRODUCTOS DE LA COMPAÑIA.
- SERVICIOS EMPRESARIALES SORAN, S.A. DE C.V. PROPORCIONA, A TRAVES DE SUS COMPAÑIAS SUBSIDIARIAS, SERVICIOS DE DISTRIBUCION, ALMACENAJE Y OTROS A KIMBERLY-CLARK DE MEXICO, S.A.B. DE C.V.
- TAXI AEREO DE MEXICO, S.A. PROPORCIONA SERVICIO DE TRANSPORTE AEREO A PERSONAL DE KIMBERLY-CLARK DE MEXICO, S.A.B. DE C.V., SUS SUBSIDIARIAS Y AL PUBLICO EN GENERAL.
- OTRAS SUBSIDIARIAS CUYA ACTIVIDAD ES EL ARRENDAMIENTO DE INMUEBLES, PRINCIPALMENTE A CRISOBA INDUSTRIAL, S.A. DE C.V.

LAS OPERACIONES Y SALDOS INTERCOMPAÑIAS HAN SIDO ELIMINADOS EN LA CONSOLIDACION.

RESUMEN DE POLITICAS CONTABLES SIGNIFICATIVAS

NORMAS DE INFORMACION FINANCIERA MEXICANAS - A PARTIR DEL 1 DE JUNIO DE 2004, LA FUNCION Y RESPONSABILIDAD DE LA EMISION DE LAS NORMAS DE INFORMACION FINANCIERA ("NIF"), CORRESPONDE AL CONSEJO MEXICANO PARA LA INVESTIGACION Y DESARROLLO DE NORMAS DE INFORMACION FINANCIERA A.C. ("CINIF"). EL CINIF DECIDIO RENOMBRAR LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS COMO NORMAS DE INFORMACION FINANCIERA.

AL 31 DE MARZO DE 2006 SE HAN EMITIDO VARAIS NIF. LA APLICACION DE LAS NUEVAS NIF NO PROVOCO MODIFICACIONES SIGNIFICATIVAS EN LOS ESTADOS FINANCIEROS ADJUNTOS NI EN SUS REVELACIONES.

LOS ESTADOS FINANCIEROS CONSOLIDADOS ADJUNTOS CUMPLEN CON LAS NIF. SU PREPARACION REQUIERE QUE LA ADMINISTRACION EFECTUE CIERTAS ESTIMACIONES Y UTILICE DETERMINADOS SUPUESTOS PARA VALUAR ALGUNAS DE LAS PARTIDAS DE LOS ESTADOS FINANCIEROS Y PARA EFECTUAR LAS REVELACIONES QUE SE CONSIDEREN ADECUADAS EN LAS CIRCUNSTANCIAS. LAS PRINCIPALES POLITICAS CONTABLES SON LAS SIGUIENTES:

RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACION - LOS ESTADOS FINANCIEROS SE ACTUALIZAN EN TERMINOS DE PESOS DE PODER ADQUISITIVO DE LA FECHA DEL ULTIMO BALANCE GENERAL QUE SE PRESENTA. CONSECUENTEMENTE, LOS ESTADOS FINANCIEROS DEL AÑO ANTERIOR, QUE SE PRESENTAN PARA EFECTOS COMPARATIVOS, TAMBIEN HAN SIDO ACTUALIZADOS EN TERMINOS DEL MISMO PODER ADQUISITIVO Y SUS CIFRAS DIFIEREN DE LAS ORIGINALMENTE PRESENTADAS.

EQUIVALENTES DE EFECTIVO - CONSISTE EN INVERSIONES DIARIAS DE EXCEDENTES DE EFECTIVO.

INVENTARIOS Y COSTO DE VENTAS - LOS INVENTARIOS SE PRESENTAN A SU VALOR DE REPOSICION, EL CUAL NO EXCEDE A SU VALOR DE REALIZACION. EL COSTO DE VENTAS SE DETERMINA CON BASE AL COSTO DE REPOSICION A LA FECHA DE LA VENTA.

INMUEBLES, MAQUINARIA Y EQUIPO - SE REGISTRAN AL COSTO DE ADQUISICION Y SE ACTUALIZAN UTILIZANDO EL INDICE NACIONAL DE PRECIOS AL CONSUMIDOR. EN EL CASO DE ACTIVOS DE ORIGEN EXTRANJERO, EL COSTO DE ADQUISICION SE ACTUALIZA CON LA INFLACION DEL PAIS DE ORIGEN Y SE CONSIDERA LA FLUCTUACION DEL PESO MEXICANO CON RELACION A DICHA MONEDA.

EL COSTO INTEGRAL DE FINANCIAMIENTO INCURRIDO Y ATRIBUIBLE AL PERIODO DURANTE EL CUAL SE LLEVO A CABO LA CONSTRUCCION E INSTALACION DE PROYECTOS MAYORES DE INVERSION EN INMUEBLES, MAQUINARIA Y EQUIPO SE CAPITALIZA, Y SE ACTUALIZA APLICANDO EL INDICE NACIONAL DE PRECIOS AL CONSUMIDOR.

LA DEPRECIACION DE LOS INMUEBLES, MAQUINARIA Y EQUIPO SE CALCULA CONFORME AL METODO DE LINEA RECTA Y CON BASE EN LAS VIDAS UTILES ESTIMADAS DE LOS ACTIVOS, COMO SIGUE:

	AÑOS PROMEDIO
EDIFICIOS	45
MAQUINARIA Y EQUIPO	15 A 25
EQUIPO DE TRANSPORTE	12 Y 25

DETERIORO DE ACTIVOS DE LARGA DURACION EN USO - ANUALMENTE SE REVISA EL VALOR EN LIBROS DE LOS ACTIVOS DE LARGA DURACION EN USO, PARA DETECTAR LA PRESENCIA DE ALGUN INDICIO DE DETERIORO. AL 31 DE DICIEMBRE DE 2006 NO EXISTEN INDICIOS DE DETERIORO.

CAPITAL CONTABLE - LOS CONCEPTOS EN ESTE RUBRO SE ACTUALIZAN UTILIZANDO EL INDICE NACIONAL DE PRECIOS AL CONSUMIDOR.

INSUFICIENCIA EN LA ACTUALIZACION DEL CAPITAL CONTABLE - SE ORIGINA, FUNDAMENTALMENTE, PORQUE LA ACTUALIZACION DEL VALOR DE LA MAQUINARIA Y EQUIPO DE IMPORTACION, HA SIDO INFERIOR A LA INFLACION.

RECONOCIMIENTO DE INGRESOS - LOS INGRESOS SE RECONOCEN EN EL PERIODO EN QUE SE TRANSFIERE LA PROPIEDAD Y/O RESPONSABILIDAD DE LOS INVENTARIOS A LOS CLIENTES QUE LOS ADQUIEREN.

INSTRUMENTOS FINANCIEROS DERIVADOS - SE VALUAN A SU VALOR DE MERCADO Y SUS EFECTOS SE RECONOCEN EN LOS RESULTADOS DEL PERIODO. ESTOS INSTRUMENTOS SE UTILIZAN PARA REDUCIR LOS RIESGOS DE LOS EFECTOS DE LAS VARIACIONES EN LOS TIPOS DE CAMBIO DE MONEDA EXTRANJERA Y EL PRECIO DE CIERTOS INSUMOS.

OPERACIONES EN MONEDA EXTRANJERA - LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN AL TIPO DE CAMBIO VIGENTE A LA FECHA DE SU CELEBRACION. LOS ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA SE VALUAN EN MONEDA NACIONAL AL TIPO DE CAMBIO VIGENTE A LA FECHA DE LOS ESTADOS FINANCIEROS. LAS FLUCTUACIONES CAMBIARIAS SE REGISTRAN EN EL COSTO INTEGRAL DE FINANCIAMIENTO DEL PERIODO EN QUE OCURREN.

IMPUESTO SOBRE LA RENTA Y PARTICIPACION DE LOS TRABAJADORES EN LAS UTILIDADES - EL IMPUESTO SOBRE LA RENTA (ISR) Y LA PARTICIPACION DE LOS TRABAJADORES EN LAS UTILIDADES (PTU), SE REGISTRAN EN LOS RESULTADOS DEL AÑO EN QUE SE CAUSAN, RECONOCIENDOSE LOS EFECTOS DIFERIDOS ORIGINADOS POR LAS DIFERENCIAS TEMPORALES, CORRESPONDIENTES A OPERACIONES Y OTROS EVENTOS ECONOMICOS RECONOCIDOS EN LOS ESTADOS FINANCIEROS EN PERIODOS DIFERENTES AL CONSIDERADO EN LAS DECLARACIONES DEL IMPUESTO SOBRE LA RENTA DE LAS EMPRESAS. DICHOS EFECTOS SE REGISTRAN MEDIANTE LA SIGUIENTE METODOLOGIA:

- RESPECTO AL ISR, SE CONSIDERAN TODAS LAS DIFERENCIAS TEMPORALES QUE SE DETERMINAN MEDIANTE LA COMPARACION DE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS.

- RESPECTO A LA PTU, SE CONSIDERAN LAS DIFERENCIAS TEMPORALES QUE SE DETERMINAN CON BASE EN LAS PARTIDAS DE CONCILIACION ENTRE LA UTILIDAD NETA CONTABLE DEL EJERCICIO Y LA RENTA GRAVABLE.

CUENTAS POR COBRAR A CLIENTES

	2007	2006
CLIENTES	$ 3,784,728	$ 3,619,323
ESTIMACION PARA CUENTAS DE COBRO DUDOSO	(118,924)	(119,064)
NETO	$ 3,665,804	$ 3,500,259

OTRAS CUENTAS Y DOCUMENTOS POR COBRAR

	2007	2006
GRUPO PAPELERO SCRIBE, S.A. DE C.V.	346,014	
OTRAS	340,140	304,747
NETO	$ 686,154	$ 304,747

INVENTARIOS

	2007	2006
PRODUCTOS TERMINADOS	$ 676,868	$ 582,841
PRODUCCION EN PROCESO	283,820	178,929
MATERIA PRIMA Y REFACCIONES	718,929	548,193
TOTAL	$ 1,679,617	$ 1,309,963

INFORMACION POR SEGMENTOS

LA PROPORCION EN LAS VENTAS NETAS Y EN LA UTILIDAD DE OPERACION MAS DEPRECIACION Y AMORTIZACION (EBITDA) POR SEGMENTO DEL PRIMER TRIMESTRE DE 2007, SE RESUME COMO SIGUE:

	2007		2006	
	VENTAS NETAS %	EBITDA %	VENTAS NETAS %	EBITDA %
CONSUMIDOR	89	92	89	91
PROFESSIONAL	5	5	6	6
EXPORTACION	6	3	5	3
TOTAL	100	100	100	100

OBLIGACIONES LABORALES AL RETIRO

EL PASIVO Y EL COSTO ANUAL POR PRIMAS DE ANTIGUEDAD LEGAL, PLAN DE PENSIONES PARA PERSONAL QUE REUNA CIERTOS REQUISITOS E INDEMNIZACIONES AL TERMINO DE LA RELACION LABORAL, ES CALCULADO POR ACTUARIO INDEPENDIENTE CON BASE EN EL METODO DE CREDITO UNITARIO PROYECTADO. PARA HACER FRENTE A ESTAS OBLIGACIONES, LA COMPAÑIA TIENE ESTABLECIDOS FONDOS EN ADMINISTRACION.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER | QUARTER: 1 | YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
CRISOBA INDUSTRIAL, S.A. DE C.V.	MANU PROD AL CONSUMO DE USO PERSONAL	790,601,970	100.00
PAPER PRODUCTS TRADE CORPORATION	COMERCIALIZADORA PROD EN EL EXTRANJERO	3,000,000	100.00
SERVICIOS EMPRESARIALES SORAN, S.A. DE C.V.	SERVICIOS DE DISTRIBUCION Y ALMACENAJE	200,000	100.00
TAXI AEREO DE MÉXICO, S.A.	TRANSPORTE AEREO	105,002,055	100.00
SEIS SUBSIDIARIAS	ARRENDAMIENTO DE INMUEBLES Y EQUIPO	1	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER QUARTER: 1 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL				0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 1 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
BANAMEX	15/06/2009	5.55							14,771	0	14,771	7,385	0	0
BONO	01/08/2009	9.33							0	0	0	2,762,500	0	0
DEUTSCHE BANK	02/04/2012	5.62							27,383	0	27,383	27,383	27,383	41,074
DEUTSCHE BANK	20/08/2010	5.58							10,319	10,319	20,639	20,638	10,319	0
BANK OF AMERICA	30/09/2011	6.02							7,111	7,110	14,221	14,222	14,221	7,111
CITIBANK	23/02/2008	6.14							11,065	11,065	0	0	0	0
SECURED														
COMMERCIAL BANKS														
OTHER														
TOTAL BANKS			0	0	0	0	0	0	70,649	28,494	77,014	2,832,128	51,923	48,185

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 1 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
CERTIFICADOS BURSATILES	08/12/2010	7.97	0	0	0	0	750,000	0						
CERTIFICADOS BURSATILES	05/06/2013	8.95	0	0	0	0	0	1,250,000						
SECURED														
PRIVATE PLACEMENTS														
UNSECURED														
SECURED														
TOTAL STOCK MARKET			0	0	0	0	750,000	1,250,000	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 1 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution			Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits In Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
VARIOS	01/03/2007	0.00	886,695	0	0	0	0	0						
VARIOS	01/03/2007	0.00							1,501,098	0	0	0	0	0
TOTAL SUPPLIERS			886,695	0	0	0	0	0	1,501,098	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
VARIOS	01/03/2007	0.00	2,967,059	0	0	0	0	0						
		0.00							0	0	0	0	0	0
TOTAL			3,853,754	0	0	0	750,000	1,250,000	1,571,747	28,494	77,014	2,832,128	51,923	48,185

NOTES

LOS CREDITOS SON EN DÓLARES AMERICANOS Y SE USO $11.05 PESOS POR UN DÓLAR.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER
KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

QUARTER: 1 YEAR: 2007

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	89,123	984,809	0	0	984,809
LIABILITIES POSITION	422,116	4,664,385	0	0	4,664,385
SHORT-TERM LIABILITIES POSITION	149,786	1,655,135	0	0	1,655,135
LONG-TERM LIABILITIES POSITION	272,330	3,009,250	0	0	3,009,250
NET BALANCE	(332,993)	(3,679,576)	0	0	(3,679,576)

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSIÓN DE LOS DÓLARES ES DE $11.05 PESOS POR UN DÓLAR.

AL 31 DE MARZO DE 2007 EXISTEN CONTRATOS DE COBERTURA Y UN COLATERAL POR 320 Y 29 MILLONES DE DÓLARES ESTADOUNIDENSES RESPECTIVAMENTE.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 1 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	7,119,776	11,362,202	(4,242,426)	0.52	(21,911)
FEBRUARY	7,013,496	10,925,350	(3,911,854)	0.28	(10,934)
MARCH	7,154,942	10,857,629	(3,702,687)	0.22	(8,014)
RESTATEMENT				0.00	(133)
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					(40,992)

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

LAS LIMITACIONES DE LOS CERTIFICADOS BURSATILES, SON DE HACER Y DE NO HACER; LIMITACIONES FINANCIERAS NINGUNA.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 1 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA BAJIO	PRODUCTOS AL CONSUMIDOR	0	0.00
PLANTA ORIZABA	PRODUCTOS AL CONSUMIDOR	0	0.00
PLANTA RAMOS ARIZPE	PRODUCTOS AL CONSUMIDOR	0	0.00
PLANTA TLAXCALA	PRODUCTOS AL CONSUMIDOR	0	0.00
PLANTA PROSEDE	PRODUCTOS AL CONSUMIDOR	0	0.00
PLANTA ECATEPEC	PRODUCTOS AL CONSUMIDOR	0	0.00
PLANTA TEXMELUCAN	PRODUCTOS INSTITUCIONALES	0	0.00
PLANTA MORELIA	PRODUCTOS AL CONSUMIDOR	0	0.00

NOTES

LA CAPACIDAD INSTALADA Y EL PORCENTAJE DE UTILIZACIÓN VARIA SEGÚN LA PRODUCCCIÓN.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER QUARTER: 1 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
POLIETILENO	POLYCEL, CONVERTID., PROPIFLEX				0
QUIMICOS	HÉRCULES MÉXICO				0
CORRUGADOS	ENVASES Y EMPAQ., GRUPO INLAND				0
FIBRA PARA RECICLAR	RECYCLE, REPACSA, ECOFIBRAS				0
ADHESIVOS	NATIONAL				0
CINTAS Y ELASTOMEROS	3M, FILAMENTOS	CELULOSA DE MADERA	KOCH, ARACRUZ, IFC		0
		FIBRA P/RECICLAR Y RECICLADA	HARMON ASSOCIATES		0
		POLIACRILATO DE SODIO	STOCKHAUSEN, BASF		0
		POLIPROPILENO	EXXONMOBIL		0
					0
					0
					0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 1 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
PROD. AL CONSUMIDOR	0	4,903,284	0.0		
FOREIGN SALES					
INFORMACION TOTAL	0	305,220	0.0		
	0	0	0.0		
	0	0	0.0		
	0	0	0.0		
TOTAL		5,208,504			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER QUARTER: 1 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
INFORMACION TOTAL	0	285,844			
	0	0			
	0	0			
FOREIGN SUBSIDIARIES					
INFORMACION TOTAL	0	19,376			
	0	0			
	0	0			
	0	0			
TOTAL		305,220			

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 1 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.0000	13	592,109,775	0	592,109,775	0	4,854	0
B	0.0000	13	546,146,840	0	0	546,146,840	4,478	0
TOTAL			1,138,256,615	0	592,109,775	546,146,840	9,332	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 1,138,256,615

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

A LA FECHA NO SE TIENEN PROYECTOS IMPORTANTES QUE INFORMAR.

KIMBERLY-CLARK DE MÉXICO, S.A.B. DE C.V. TIENE UNA EMPRESA COMERCIALIZADORA EN EL EXTERIOR PARA PROMOVER SUS PRODUCTOS Y SE DENOMINA PAPER PRODUCTS TRADE CORPORATION, LOS EFECTOS DE ESTA SUBSIDIARIA SON RECONOCIDOS EN LOS ESTADOS FINANCIEROS CONSOLIDADOS Y NO SON IMPORTANTES.

r37: EN EL AÑO ANTERIOR EL RESULTADO FISCAL INCLUYE OPERACIONES CONTINUAS Y DISCONTINUAS

S73: PARA AÑO ANTERIOR SE PROPORCIONA INFORMACION CON LOS TOTALES ANTES DE LA DESINCORPORACION DE LOS NEGOCIOS DE PAPEL PARA ESCRITURA E IMPRESION Y DE CUADERNOS.

S75: PARA AÑO ANTERIOR SE PROPORCIONA INFORMACION CON LOS TOTALES ANTES DE LA DESINCORPORACION DE LOS NEGOCIOS DE PAPEL PARA ESCRITURA E IMPRESION Y DE CUADERNOS.

S76: PARA AÑO ANTERIOR SE PROPORCIONA INFORMACION CON LOS TOTALES ANTES DE LA DESINCORPORACION DE LOS NEGOCIOS DE PAPEL PARA ESCRITURA E IMPRESION Y DE CUADERNOS.

END